Mail Stop 3561

June 30, 2008

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

> **RE: SuperDirectories, Inc. ("the company")**
> **Amendment No. 9 to the Registration Statement on**
> **Form 10**
> **Filed June 6, 2008**
> **File No. 0-51533**

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competitive Situation, page 6

1. We note your new disclosure that "we have recently revised the programming of our search term specificity so we feel there is no further limitation to the information result level from our database." Please provide an adequate discussion to address those recent revisions to your programming to substantiate your statement that there is no limitation now.

Item 2. Plan of Operation

Overview, page 17

2. Reference is made to the first paragraph at the top of page 17. We do not understand the statement, "[B]ased upon cash currently available <u>we feel we will need to raise additional capital </u>of approximately $150,000 in order to continue for at least the twelve month period presented in the schedule of expected expenditures <u>without the need to raise additional capital</u>." (emphasis added) Please revise as necessary.

3. With respect to comment 4 from our April 3, 2008 letter**,** we continue to note that <u>s</u>uch information remains on your website. Therefore, we reissue the comment.

Item 7. Certain Relationships and Related Transactions, page 27

4. Please expand the new paragraph on page 27 to disclose the dollar value for the 7,452,900 shares of company stock that Mr. Wright received on April 11, 2005 and March 25, 2006.

5. We note the new disclosure in the penultimate paragraph on page 28. Disclose the business reason for Mr. Wright and all of the donees to sell their shares back to the company. Also, disclose the exemption relied upon by the company in repurchasing these securities and the facts supporting the reliance upon the exemption.

6. We note your disclosure on page 37 that "if the original documentation were insufficient, it is our opinion that the additional information provided by the purchasers cured any defect." Rescission offers do not cure prior securities violations. Please revise this paragraph substantially to make this clear and to remove references to curing a defect, as that appears to imply it cured the violation. In addition, as previously requested, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer.

Form 10-KSB

7. As previously requested, please amend your Form 10-KSB for the year ended September 30, 2007 to comply with the above comments, as applicable.

Luke Lalonde
SuperDirectories, Inc.
June 30, 2008
Page 3

Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.

                              Sincerely,

                              John Reynolds
                              Assistant Director

cc: Charles B. Jarrett, Esq.
    via fax (412) 803-3678